Exhibit 10.13

April 23, 2018

InaMarie Johnson

Delivered by e-mail to: [Personal E-mail Address]

Dear InaMarie:

On behalf of Zendesk, Inc. (the “Company”), I am pleased to offer you employment with the Company. This letter outlines the terms for your employment.
Position: Your initial position with the Company will be Chief People Officer. This is a regular full-time exempt position, reporting to Mikkel Svane, Chief Executive Officer.
Start Date: Unless we arrange separately, your first day of employment will be prior to or on June 11, 2018, subject to the satisfactory completion by the Company of your background check, credentials and references.
Salary: The Company will pay you an annual salary of $345,000, paid bi-weekly during your employment, and subject to periodic review and adjustments at the discretion of the Company. Your salary and other compensation will be subject to applicable deductions and withholdings.
Bonus: You will be eligible to receive an annual target bonus of 40% of your base salary based upon the achievement of performance goals established separately. The actual bonus is discretionary and will be subject to the Company’s assessment of your performance, as well as business conditions at the Company. The Company may also make adjustments in the targeted amount of your annual bonus, and the bonus may be subject to approval by and adjustments at the discretion of the Company’s Board of Directors (“Board”), a delegee of the Board, or the Company and subject to the terms of any applicable bonus plan separately delivered to you. The bonus will also be subject to your employment for the full period covered by the bonus, and will be prorated to your Start Date. For the 2018 bonus period, you will be entitled to a guaranteed minimum payment of 75% your target bonus, prorated to your Start Date and subject to the terms of any applicable bonus plan separately delivered to you.
Sign-on Bonus: The Company will provide you with a sign-on bonus of $50,000 subject to applicable taxes and withholdings (the “Sign-on Bonus”). The full amount of the Sign-on Bonus will be advanced to you on the next regularly scheduled payroll date after your Start Date. You will earn half of the Sign-on Bonus ($25,000) upon completing one year of employment with the Company after the Start Date, and you will earn the remaining half of the Sign-on Bonus ($25,000) upon completing two years of employment with the Company after the Start Date. In the event that your employment is terminated for Cause or you resign without Good Reason (as those terms are defined in the Company’s Change in Control Acceleration Plan (the “Acceleration Plan”)) within two years of the Start Date, you will be required to repay the unearned portion of the Sign-on Bonus to the Company.

RSU Award: You will be eligible to participate in the Company’s equity incentive program, subject to approval by the Company’s Board. We will recommend to the Board, or a delegee of the Board, that you be granted Restricted Stock Units (“RSUs”) representing 55,000 shares of the Company’s Common Stock. The terms and conditions associated with any RSUs granted to you, including vesting and other conditions, will be governed by the Company’s equity incentive plan and any associated Restricted Stock Unit Award Agreement that you may be required to enter with the Company.

    Restricted Stock Unit Vesting: Your RSUs will vest over a four-year vesting schedule, subject to acceleration provisions provided below. The first 25% shall vest during the month of your first anniversary of your Start Date with the Company. The remaining 75% shall vest ratably over the remaining 36 months.
Stock Options: You will be eligible to participate in the Company’s stock option program, subject to approval by the Company’s Board. We will recommend to the Board, or a delegee of the Board, that you be granted an option to purchase 74,000 shares of the Company’s Common Stock at the stock’s fair market value on the date of grant. Your eligibility for stock options will be governed by the Company’s equity incentive plan and any associated stock option agreement that you may be required to enter with the Company.
Stock Option Vesting: Your stock options will vest over a four-year vesting schedule, subject to acceleration provisions provided below. The first 25% shall vest on your first anniversary with the Company. The remaining 75% shall vest ratably over the remaining 36 months.
Acceleration of the Vesting of Equity: You will be eligible to participate in the Company’s Acceleration Plan. The Acceleration Plan provides for the acceleration of the vesting of a participant’s RSUs and stock options in the event that the participant’s provision of services to the Company is terminated under certain circumstances following a change in control of the Company, subject to the terms and conditions set forth in the Acceleration Plan. The full text of the Acceleration Plan is available for your review.
Severance: In the event that your employment is terminated without Cause or you resign with Good Reason (as those terms are defined in the Acceleration Plan), the Company shall pay you an amount equal to six months of your base salary in effect at the time of termination, provided that you executed a release of claims in the form provided by the Company within the time period prescribed in the release (but in no event later than 60 days following the date of termination). Such payment shall be made within 60 days of the date of your termination (provided that if such 60-day period begins in one calendar year and ends in a second calendar year, such payment shall be made in the second calendar year). You agree that any cash severance plan subsequently adopted by the Company and applicable to similarly situated employees shall supersede this provision.
Relocation & Housing Benefits: You will be provided with relocation benefits totaling $10,000, including $5,000 to be paid to you through the Company’s payroll after your Start Date and up to $5,000 to be processed and paid directly by Plus Relocation. You will also be provided with up to twelve months of housing benefits, subject to your continued employment. The housing benefits will include up to two months of a fully furnished corporate apartment and, thereafter, up to ten months of rental reimbursements, with a maximum monthly reimbursement of $7,500. This benefit is subject to change at the sole discretion of the Company.
Benefits: You will be eligible to participate in the employee benefits and insurance programs generally made available to employees, including health, dental, life and disability insurance, subject to the terms and conditions of those plans and programs which may be modified from time to time. Details of these benefits programs, including mandatory employee contributions, will be made available to you when you start. You may also participate in the Company’s 401(k) Retirement Plan and you will be eligible to participate in our “Take What You Need” Vacation Policy.
Representation Regarding Other Obligations: This offer is contingent on your representation that you are not subject to any confidentiality, non-competition agreement or a similar type of restriction that may affect your ability to devote full time and attention to your work at Zendesk. If you have entered into any agreement that may limit your ability to work on behalf of the Company, please provide the Company a copy of such agreement as soon as possible.
Other Terms: Your employment with the Company shall be on an at-will basis. In other words, you or the Company may terminate employment for any reason and at any time, with or without notice. Similarly, the terms of employment outlined in this letter are subject to change at any time provided that the at-will nature of your employment may not be altered except by a formal writing signed by the Company’s Chief Executive Officer. You also will be required to sign the Company’s standard Confidentiality and Assignment Agreement, attached as Exhibit A, and the Company's Standard Mutual Agreement to Arbitrate Claims, attached as Exhibit B (collectively, “Employee Agreements”) as a condition of your employment. This offer letter and the Employee Agreements shall be governed by California law. In addition, as with all employees, our offer to you is contingent on your submission of satisfactory proof of your identity and your legal authorization to work in the United States. You will be required to complete Form I-9 in accordance with the Immigration Reform and Control Act of 1986.  You are required to complete Section 1 of the Form I-9 on or before your first day of employment and to present, within 72 hours of hire, verification of your identity and legal right to work in the United States.  On your first day of employment, bring original documents to verify your employment eligibility - please refer to the I-9 form for the list of acceptable documents.
Section 409A: Anything in this letter to the contrary notwithstanding, if at the time your separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the

Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit you become entitled to under this letter on account of your separation from service would be considered deferred compensation otherwise subject to the twenty percent (20%) additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (a) six months and one day after your separation from service, or (b) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. All in-kind benefits provided and expenses eligible for reimbursement under this letter shall be provided by the Company or incurred by you during the time periods set forth in this letter. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. To the extent that any payment or benefit described in this letter constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon your termination of employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A‑1(h). You and the Company intend that this letter will be administered in accordance with Section 409A of the Code. To the extent that any provision of this letter is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this letter is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A‑2(b)(2). You and the Company agree that this letter may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this letter are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.
We are excited about the opportunity to work with you at Zendesk, Inc. If you have any questions about this information, please do not hesitate to call. Otherwise, please confirm your acceptance of this offer of employment by signing below by April 26, 2018 and returning a copy. We are confident that with your background and skills, you will have an immediate positive impact on our organization.
Very truly yours,

/s/ Mikkel Svane
Mikkel Svane
Chief Executive Officer

/s/ InaMarie Johnson
InaMarie Johnson
Date: April 26, 2018